UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant's name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated April 15, 2010.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By Capital Product Partners, L.P., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: April 15, 2010

Exhibit I

Capital Product Partners L.P. Schedules First Quarter 2010 Earnings Release, Conference Call and Webcast

ATHENS, Greece, April 15, 2010 -- Capital Product Partners L.P. (Nasdaq: CPLP) today announced that, before the NASDAQ market open on April 30, 2010, it will release financial results for the first quarter ended March 31, 2010. Following the earnings release, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Friday April 30, 2010, at 10:00 am Eastern Time (U.S).

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 7, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 69648481#.

Slides and audio webcast:

The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 19 vessels, including 16 modern MR tankers, two small product tankers and one suezmax crude oil tanker. Most of its 19 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

CPLP-F

Investor Relations / Media:

Nicolas Bornozis, President
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
(212) 661-7566
capitalproductpartners@capitallink.com
www.capitallink.com